SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Silynxcom Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M8T145100

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8T145100	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Ofer Amir
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 309,014
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 309,014
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 309,014
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 5,286,982 outstanding shares of issuer’s ordinary shares as reported by the issuer in its Form F-1 dated July 15, 2024 filed with the U.S. Securities and Exchange Commission.

CUSIP No. M8T145100	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Silynxcom Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7 Giborei Israel, Netanya, 4250407 Israel

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Ofer Amir.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Persons is:

44 Hazorea St. Kfar Smariho 469100 Israel

Item 2(c).	Citizenship:

Ofer Amir is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value per share.

Item 2(e).	CUSIP Number:

M8T145100

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

CUSIP No. M8T145100	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

309,014 ordinary shares

(b)	Percent of class:

5.8%(1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 309,014 ordinary shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 309,014 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240. 14a-11.

(1)	Based on 5,286,982 outstanding shares of issuer’s ordinary shares as reported by the issuer in its Form F-1 dated July 15, 2024 filed with the U.S. Securities and Exchange Commission.

CUSIP No. M8T145100	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024

/s/ Ofer Amir
(Signature)